Exhibit 99.2

Global Ship Lease Announces Agreement to Acquire 12 Containerships
June 8, 2021
Vessels averaging 3,000 TEU chartered to leading liner operators with significant near-term upside potential in strong charter market
LONDON, June 08, 2021 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “Global Ship Lease”) announced today that it has agreed to purchase 12 containerships from Borealis Finance LLC with an average size of approximately 3,000 TEU and a weighted average age of 11 years for an aggregate purchase price of $233.9 million. The ships are all on charter with leading liner operators, with remaining charter durations of three to 25 months. With these additions, the Company’s fleet will comprise 62 containerships with a total capacity of 322,770 TEU, making Global Ship Lease the eighth largest non-operating owner of containerships by TEU capacity.
The 12 vessels are scheduled for delivery during the third quarter of 2021. The Company expects to fund the purchase price with cash on hand, the proceeds of new bank debt, and the issuance of $35.0 million of its existing 8.00% Senior Unsecured Notes to the sellers.
Based on the existing charters and assuming renewals at current market rates for the four charters that come open prior to mid-2022, the newly acquired ships are expected to contribute approximately $60.5 million of Adjusted EBITDA in the first 12 months. This represents an increase of approximately 36% on Adjusted EBITDA for the 12 months ended March 31, 2021 and implies a strongly accretive Purchase Price / Annual Adjusted EBITDA multiple of approximately 3.9 times. The ships are anticipated to add approximately $1.09 of earnings per share in the first 12 months, based on today’s outstanding share count, today’s LIBOR, and other assumptions, representing an increase of approximately 70% compared to Adjusted earnings per share for the 12 months ended March 31, 2021.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “We are pleased to announce the agreement to acquire these 12 ships, which are cash flow positive from the first day, without any additional issuance of common shares. The vessels have an appealing combination of existing medium-term charter cover and upside potential in the relative near term from charter renewals in one of the strongest ever containership charter markets, in which both charter rates and durations are significantly above the levels of recent years. These additions to the GSL fleet will increase our exposure to the workhorse feeder and handy size segments, which are currently commanding record-high charter rates stemming from strong demand and effectively full employment, and discussions are already underway to secure additional forward cover on terms reflecting these superior market conditions. We have also further strengthened our financial position recently by completing the refinancing of our debt facility previously falling due mid-2022, thereby eliminating all material debt maturities before late 2024. Looking forward, we remain highly optimistic about both the prospects for mid-sized and smaller containerships and GSL’s ability to continue executing an accretive, charter-attached growth strategy that improves our earnings and forward visibility, while minimizing residual value risk and giving additional long-term support to our dividend-paying capabilities.”
Clarksons Platou Securities AS acted as sole advisor to Global Ship Lease, which was represented by Seward & Kissel LLP as legal counsel. About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 49 containerships and has contracted to purchase a further 13 ships, ranging from 1,118 to 11,040 TEU, with a total capacity (when fully delivered) of 322,770 TEU. 32 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested as at May 31, 2021 for a total on-the-water fleet of 49 ships, the average remaining term of the Company’s charters as at March 31, 2021, to the mid-point of redelivery, including options under the Company’s control, was 2.6 years on a TEU-weighted basis. Contracted revenue on the same basis was $984.3 million. Contracted revenue was $1,134.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701 or
Leon Berman
212-477-8438
Global Ship Lease Inc.